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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53450

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moss Adams Securities & Insurance LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 Third Avenue, Suite 2700
(No. and Street)

Seattle (City) WA (State) 98104-4019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Sheasley 206.302.6870
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hellam, Varon & Co, Inc. P.S.
(Name – *if individual, state last, first, middle name*)

1750 112th Ave NE Suite E200 (Address) Bellevue, (City) WA (State) 98004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
03 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/4

Financial Statements

Moss Adams Securities & Insurance LLC

Statements of Financial Condition

December 31, 2011 and 2010

and

Independent Auditor's Report

Hellam | Varon
CERTIFIED PUBLIC ACCOUNTANTS

mgi
BUSINESS SOLUTIONS WORLDWIDE

INDEPENDENT AUDITOR'S REPORT

The Member of Moss Adams Securities & Insurance LLC

We have audited the accompanying statements of financial condition of Moss Adams Securities & Insurance LLC (a wholly-owned subsidiary of Moss Adams Financial Services LLC) as of December 31, 2011 and 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moss Adams Securities & Insurance LLC as of December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

Hellam, Varon & Co. Inc. P.S.

Bellevue, Washington
February 23, 2012

Hellam, Varon & Co. Inc. P.S. *Certified Public Accountants* 1750 112th Avenue NE, Suite E200 Bellevue, WA 98004 Tel. 425.453.9192 Fax 425.453.2755

MOSS ADAMS SECURITIES & INSURANCE LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2011 and 2010

	2011	2010
ASSETS		
Cash	$ 193,470	$ 289,555
Commissions receivable	22,257	34,742
Prepaid expenses	47,658	55,935
	$ 263,385	$ 380,232
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable	$ 2,556	$ 8,229
Accrued liabilities	9,314	16,460
	11,870	24,689
Member's equity	251,515	355,543
	$ 263,385	$ 380,232

The accompanying notes are an integral part of these financial statements.

MOSS ADAMS SECURITIES & INSURANCE LLC

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Moss Adams Securities & Insurance LLC (the Company) is a limited broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Limited Liability Company formed in Washington State and is a wholly-owned subsidiary of Moss Adams Financial Services LLC (the Owner). The Company earns commission income from sales of securities (mutual funds and variable annuities only) and insurance products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk - The Company places its cash in a high-credit-quality financial institution. At times, temporary cash may be in excess of the FDIC insurance limit.

Credit risk is represented by unsecured commissions receivable. No provision for bad debts is provided based on historical experience and management's evaluation of outstanding receivables at the end of the year.

Income taxes - The Company is not a taxpaying entity for federal income tax purposes, and thus no federal income tax expense has been recorded in the statements. Income of the Company is reported on the return of the Owner. The Company is subject to a limited liability company fee in California.

Management evaluates its income tax positions on a regular basis and believes it has taken no significant uncertain tax positions that could result in additional taxes to the Company. The Company has not recognized any interest or penalties associated with uncertain tax positions. All tax returns filed after 2007 remain subject to examination by governmental agencies.

3. RELATED PARTY TRANSACTIONS

Accrued liabilities include $9,314 and $16,460 to the Owner at December 31, 2011 and 2010, respectively. All Company expenses are paid by the Owner on its behalf, and these items are charged against an intercompany accounts payable account. Reimbursements are periodically made to the Owner.

As the Company and Owner are under common control, the Company's financial position and operating results may be significantly different from those that would have been obtained had the entities been autonomous.

4. COMMITMENTS, CONTINGENCIES OR GUARANTEES

Management is not aware of any of any commitments, contingencies or guarantees that might result in a loss or future obligation.

5. SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through February 23, 2012, the date the financial statements were available for issue.